TERYL RESOURCES CORP.

N E W S R E L E A S E

KINROSS GOLD/TERYL RESOURCES: ADDITIONAL PHASE
I DRILL RESULTS - FORT KNOX GIL PROJECT, ALASKA

Drilling Extends Strike Length at Main Gold Deposit

For Immediate Release: September 29, 2003, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC) announces further drill results from the 2003 first phase exploration program at the Gil Gold Project, Alaska, a joint venture with Kinross Gold Corporation.

The first phase drill program has served two purposes: firstly it has increased the geologic understanding of the Main Gil gold deposit to provide a more accurate gold distribution deposit model, and secondly, it has extended the strike length of the Main Gil zone to almost 3,000 feet.

A phase 2 budget that includes US$750,000 for definition and infill drilling at the Main Gil will be submitted to the Gil Venture partners for approval. Drill data continues to be compiled for inclusion in the model database.

The Gil Gold Project is located in the Fairbanks Mining District, Alaska, approximately five miles east of Kinross’ Fort Knox deposit, Alaska’s largest producing open-pit gold mine with an average gold grade of just under 0.03 ounces of gold per ton. Kinross’ intentions for Gil are to advance the project to a production decision with ore to be processed at the Fort Knox mill.

Following are new assays from the first phase program. Additional results will be published when available.

The Company is also pleased to announce that we are featuring a banner on www.gold-eagle.com.

Hole	From (feet)	To (feet)	Interval (feet)	Gold (OPT)	Target
GVC03-304	0 135 180	10 145 190	10 10 10	0.071 0.065 0.034	Main Gil
GVC03-309	225	230	5	0.035	North Gil
GVC03-310	20 40 95 205	25 65 115 215	5 25 20 10	0.068 0.111 0.038 0.092	North Gil
GVC03-311	25 45 85 105 205	30 50 90 110 215	5 5 5 5 10	0.060 0.129 0.067 0.048 0.064	North Gil
GVC03-312	130	135	5	0.038	North Gil
GVC03-313	15	20	5	0.052	North Gil
GVC03-314	10	20	10	0.026

	50 95	55 110	5 15	0.139 0.069	Main Gil
GVC03-315	30 80	70 85	40 5	0.050 0.056	Main Gil
GVC03-316	0 40 105	20 60 125	20 20 20	0.187 0.027 0.326	Main Gil
GVC03-317	120 155 180 220 250 285	135 170 195 235 265 290	15 15 15 15 15 5	0.129 0.026 0.029 0.082 0.060 0.062	Main Gil
GVC03-318	55 115	70 130	15 15	0.042 0.030	Main Gil
GVC03-320	5	50	45	0.077	Main Gil
GVR03-334	5	10	5	0.044	Main Gil
GVC03-335	0 5	30 10	30 5	0.280 1.040	Main Gil
GVR03-351	40	55	15	0.063	Main Gil
GVR03-356	45 75 190 260	50 80 210 270	5 5 20 10	0.120 0.056 0.035 0.064	Main Gil
GVR03-357	275	295	20	0.068	750 feet south of Main Gil
GVR03-360	50	85	35	0.145	Main/North Gil Intersection
GVR03-361	50 130	55 135	5 5	0.033 0.035	Main/North Gil Intersection
GVR03-362	80	90	10	0.038	Main/North Gil Intersection
GVR03-363	50	55	5	0.032	Main/North Gil Intersection
GVR03-373	5 65 115	45 85 120	40 20 5	0.051 0.058 0.031	Main Gil

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Property (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:       John Robertson
                      Tel. 800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409    Toll Free: 800-665-4616
www.terylresources.com